UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way Holytown, Motherwell, ML1 4WR Scotland, United Kingdom +44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

On August 28, 2024, TC BioPharm (Holdings) plc (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investor”) pursuant to which the Company agreed to issue and sell to the Investor in a best-efforts public offering 53,558 American Depositary Shares (the “ADSs”) representing 10,711,600 ordinary shares, par value £0.0001 per share (the “Ordinary Shares”), pre-funded warrants to purchase up to 5,946,442 ADS representing 1,189,288,400 Ordinary Shares (the “Pre-Funded Warrants”), and series H purchase warrants to purchase up to 6,000,000 ADSs representing 1,200,000,000 Ordinary Shares (the “Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). The purchase price for each ADS and associated Warrant is $1.00 and the purchase price per each Pre-Funded Warrant and associated Warrant is $0.999. The Warrants are immediately exercisable, will expire one (1) year from the date of issuance and have an exercise price of £0.76 (or $1.00, as translated for illustration to U.S. dollars at the rate of £1.00 to $1.3193 as of August 28, 2024) per ADS, subject to adjustment as set forth therein. The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full at an exercise price of $0.001 per ADS, subject to adjustment therein. The offering (the “Offering”) closed on August 29, 2024.

The Offering resulted in gross proceeds of $6.0 million before deducting related offering expenses. The Securities were offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-281613), and each amendment thereto, which was declared effective by the Securities and Exchange Commission (the “Commission”) on August 28, 2024 and an additional registration statement on Form F-1 filed pursuant to Rule 462(b) which became automatically effective on August 28, 2024.

The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties thereto, and may be subject to limitations agreed upon by the contracting parties. Accordingly, such agreements are incorporated herein by reference only to provide information regarding the terms of such agreements, and not to provide any other factual information regarding us or our business, and should be read in conjunction with the disclosures in our periodic reports and other filings with the Commission.

The foregoing description of the Pre-Funded Warrants, the Warrants, and the Purchase Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the forms of such agreements, copies of which are attached hereto as Exhibits 10.1, 10.2 and10.3 respectively.

On August 28, 2024, the Company issued a press release announcing the pricing of the Offering described above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 2, 2024 (Registration file number 333-281613), Form F-1 filed with the Securities and Exchange Commission on July 2, 2024 (Registration file number 333-280659), the Registrant’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 6, 2024 (Registration file number 333-280000), the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on August 28, 2023 (Registration file number 333-274244), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 29, 2023 (Registration file number 333-274778), the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270808 and the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 12, 2022 (Registration file number 333-268755), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
10.1	Form of Pre-Funded Warrant
10.2	Form of Series H Warrant
10.3	Form of Securities Purchase Agreement dated August 28, 2024 between the Company and the Investor
99.1	Press Release, dated August 28, 2024

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer
Date: August 30, 2024

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